Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-186743

NORTHSTAR REALTY FINANCE CORP.

8.75% SERIES E CUMULATIVE REDEEMABLE PREFERRED STOCK

Final Term Sheet

May 12, 2014

Issuer: NorthStar Realty Finance Corp.

Security: 8.75% Series E Cumulative Redeemable Preferred Stock

CUSIP: 66704R 605

ISIN: US66704R6053

NYSE listing symbol: NRFPrE

Shares offered: 9,000,000 shares

Over-allotment option: 1,350,000 shares

Type of security: SEC Registered—Registration Statement No. 333-186743; preliminary prospectus supplement, subject to completion, dated May 12, 2014

Public offering price: $25.00 per share; $225,000,000 total (assuming the over-allotment option is not exercised) or $258,750,000 total (assuming the over-allotment option is exercised in full)

Underwriting discounts and commissions:  $0.7875 per share; $7,087,500 total (assuming the over-allotment option is not exercised) or $8,150,625 total (assuming the over-allotment option is exercised in full)

Net proceeds to the Issuer, before expenses:  $24.2125 per share; $217,912,500 total (assuming the over-allotment option is not exercised) or $250,599,375 total (assuming the over-allotment option is exercised in full)

Maturity: Perpetual (unless redeemed or repurchased by the Issuer or converted by an investor in connection with a Change of Control).

Dividend rate: 8.75% per annum of the liquidation preference per share, when, as and if declared; cumulative from, and including, May 15, 2014

Liquidation preference: $25.00 per share

Optional redemption:  Not redeemable prior to May 15, 2019, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes and except as otherwise described in the Issuer’s preliminary prospectus supplement relating to the offering of the Series E Preferred Stock under the caption “Description of the Series E Preferred Stock—Special Optional Redemption.” On or after May 15, 2019, the Issuer may, at its option, redeem any or all of the shares of the Series E Preferred Stock at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to the redemption date (subject to an exception described in the preliminary prospectus supplement), as described in the Issuer’s preliminary prospectus supplement relating to the offering of the Series E Preferred Stock under the caption “Description of the Series E Preferred Stock—Optional Redemption.”

Share Cap: 3.2196

Trade date: May 12, 2014

Settlement and delivery date: May 15, 2014 (T+3)

Joint book-running managers:	UBS Securities LLC Morgan Stanley & Co. LLC

Joint-lead managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Keefe, Bruyette & Woods, Inc.

Co-managers:	FBR Capital Markets & Co. JMP Securities LLC Ladenburg Thalmann & Co. Inc. MLV & Co. LLC

The Issuer has filed a registration statement (including a prospectus dated February 19, 2013) and a preliminary prospectus supplement, subject to completion, dated May 12, 2014 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it from UBS Securities LLC by calling toll-free (877) 827-6444, ext. 561 3884, or from Morgan Stanley & Co. LLC by calling toll-free (866) 718-1649.